Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

MINING OIL, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

603663 105

(CUSIP Number)

Mr. Chris A. Stacy

1001 Fannin St., Suite 270

Houston, Texas 77002

713-527-9991

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1 (f), or 240.13d-1(g) check the following box  ☐

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1.	Names of reporting persons Chris A. Stacy
2.	Check appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO, personal services of reporting person
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole voting power 2,385,000
8. Shared voting power
9. Sole dispositive power 2,385,000
10. Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 855,000
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in row (11) 8.55%
14.	Type of reporting person IN

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Item 1	Securityand Issuer
Common stock, no par value (“Common Stock”) of Mining Oil, Inc. (“Company”). The address of the principal office is 1001 Fannin St., Suite 270, Houston, Texas 77002

Item 2	Identityand Background

(a)	Name: Chris A. Stacy

(b)	ResidenceAddress: 3939 Milton, Houston, TX 77005

(c)	Present Occupation and the name principal business and address of any corporation or other organization in which such employment is conducted: Executive officer of the Company, 1001 Fannin St., Suite 270, Houston, Texas 77002. Company is an exploration and production company.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and , if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

No and None

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(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No and None

(f)	Citizenship: USA, State of Texas

Item 3	Source and Amount of Funds or Other Consideration

Chris A. Stacy acquired 2,425,000 shares when he founded the Company for $10,000 in services. Mr. Stacy made gifts of 1,570,000 shares to relatives and family members. He gave 1,500,000 to a family trust for which he is the trustee. He gave 40,000 shares to members of his family who live in his household. He gave 30,000 shares to relatives.

Item 4	Purpose of Transaction

Chris A. Stacy acquired 2,425,000 original issue shares from the Company. He has made gifts of a portion of the shares that he acquired. He is a founder of the Company. He acquired the shares for investment purposes only. Mr. Stacy may acquire additional shares either in the open market if a market develops or through private purchases.

To the extent the holdings of Mr. Stacy may cause him to be deemed a “control person” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, Mr. Stacy accepts this definition. Mr. Stacy has no plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j) inclusive of Item (4) of Schedule 13D. Mr. Stacy reserves the right from time to time to review or reconsider his positions and to formulate plans or proposals with respect thereto.

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Item 5	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 10,000,000 outstanding shares of Common Stock. This is the number of shares reported in the Company’s Form 10/A filed on May 30, 2008.

Mr. Stacy made no purchases of shares in the past 60 days.

Item 6	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Mr. Stacy is an executive officer, director, and employee of the Company. He has an employment agreement with the Company. He is eligible to participate in the Employee Stock Option Plan and has other benefits provided by the Company. He currently has received no grants or awards from the Company.

Item 7	Material to be filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Date: August 14, 2008

/s/ CHRIS A. STACY